Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	17,156	18,159	17,500	18,290
Net income available to common shareholders	$14,130	$10,306	$25,443	$22,900
Net income per share—basic	$0.82	$0.57	$1.45	$1.25
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	17,156	18,159	17,500	18,290
Net effect of dilutive stock options based on the treasury stock method using the average market price	172	210	188	219
Total	17,328	18,369	17,688	18,509
Net income available to common shareholders	$14,130	$10,306	$25,443	$22,900
Net income per share—diluted	$0.82	$0.56	$1.44	$1.24